

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2026

Chad Clovis
Chief Executive Officer
Karbon-X Corp.
540 5th Ave SW, Suite 1720
Calgary, AB T2P 0M2

> **Re: Karbon-X Corp.**
> **Form 10-K for the Fiscal Year Ended May 31, 2025**
> **Form 10-Q for the Quarter Ended November 30, 2025**
> **File No. 000-56288**

Dear Chad Clovis:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 31, 2025

Item 9A. Controls and Procedures , page 20

1. In future filings, please disclose management's conclusion regarding the effectiveness of your disclosure controls and procedures as required by item 307 of Regulation S-K.

Notes to Consolidated Financial Statements
Revenue Recognition, page F-9

2. Please explain how you account for revenue related to the sale of carbon credits. Specifically, tell us
    1. The nature of the carbon credits, whether voluntary or for compliance;
    2. How you determine when control of the carbon credits transfers to customers;
    3. Any ongoing performance obligations after the sale;
    4. How you determine the transaction price, including variable considerations due to regulatory or reversal risks.

3.   Explain how you determined that you are the principal in transactions involving the sale of carbon credits. In your response, describe how you assessed the indicators outlined in ASC 606-10-55-36 through 55-40.

4.   Provide a rollforward of deferred revenue, including a breakdown of the underlying balances by current and non-current portions and discuss when you expect to recognize the related revenue as required by ASC 606-10-50-8 through 50-10.

5.   In future filings, please provide your revenue disaggregation in accordance with ASC 606-10-50-5, 606-10-55-89 through 55-91. It appears you have revenue generated from selling carbon credits and providing consulting services.

Form 10-Q for the Quarter Ended November 30, 2025

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations - Unaudited Results for the Six Months Ended November 30, 2025, and 2024, page 23

6.   We note a significant increase in your revenue during the first six months of fiscal year 2026. Please provide us with a comprehensive explanation for the significant increase and explain how your new trading subsidiary contributed to this sales growth as part of your response. If applicable, indicate the volume vs price increase of carbon credits. Please also revise future filings as applicable.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Christie Wong at 202-551-3684 or Julie Sherman at 202-551-3640 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Industrial Applications and
                                        Services